Exhibit 99.1

SciSparc Receives Approval to conduct its Phase IIb Clinical Trial for SCI-110 to treat Tourette Syndrome

Israeli Ministry of Health granted an approval to use SCI-110 in a clinical trial at the Tel Aviv Sourasky Medical Center, in Tel Aviv, Israel

TEL AVIV, Israel, March 9, 2023 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (the “Company” or “SciSparc”), a specialty, clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, today announced the approval of the Israeli Ministry of Health to conduct its clinical trial titled “A randomized, double-blind, placebo controlled, cross-over study to evaluate the efficacy, safety and tolerability of daily oral SCI-110 in treating adults with Tourette Syndrome”.

The first clinical site to receive approval to conduct the trial is Tel Aviv Sourasky Medical Center, Tel Aviv, Israel, under the leadership of Prof. Tanya Gurevich, Head of Movement Disorders Unit, Department of Neurology. The Company also intends to conduct the clinical trial in various sites including Yale Child Study Center, Yale School of Medicine, Connecticut, USA, under the leadership of Dr. Michael H. Bloch and Hannover Medical School, Hannover, Germany, under the leadership of Prof. Muller-Vahl, Department of Psychiatry.  The launch of the clinical trial at Yale University is subject to approvals by the United States Food and Drug Administration and Yale University’s institutional review board and the launch of the clinical trial at Hannover Medical School is subject to approvals by the German Federal Institute for Drugs and Medical Devices.

“We are excited to be granted approval to conduct our Tourette Syndrome (“TS”) clinical trial in Israel. This is another step for the Company’s progress in the developments of much needed treatment for TS. We are proud to be able to collaborate with centers of excellence around the world such as Yale University, Hannover Medical School and the Tel Aviv Sourasky Medical Center,” said Oz Adler, Chief Executive Officer of SciSparc.

“TS is estimated to affect 0.5-1% of the world’s population, however the very few available treatments have limited efficacy and questionable safety. Based on previous results from our phase IIa trial conducted at the same site at Yale University, we believe our proprietary SCI-110 treatment has the potential to help TS patients around the world,” Adler added.

The objective of this clinical trial is to evaluate the efficacy, safety and tolerability of SciSparc’s proprietary drug candidate SCI-110 in adult patients (between 18 and 65 years of age) using daily oral treatment. The patients will be randomized in a 1:1 ratio to receive either SCI-110 or a SCI-110 matched placebo. The primary efficacy objective of the study will be to assess tic severity change using the Yale Global Tic Severity Scale, the most commonly used measure in clinical trials, as a continuous endpoint at week 12 and week 26 of the double-blind phase compared to baseline. The primary safety objective of the study will be to assess absolute and relative frequencies of serious adverse events for the entire population and separately for the SCI-110 and placebo groups.

About SciSparc Ltd. (NASDAQ: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus. The Company also has a wholly-owned subsidiary whose business focusses on the sale of hemp-based products on the Amazon.com marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses its intent to conduct its Phase IIb clinical trial for SCI-110 to treat TS at Yale University and Hannover Medical School, the design and objective of Phase IIb clinical trial for treatment of TS, and the pending further regulatory approvals in the United States and Germany. Historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward- looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2022, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com

Tel: +972-3-6167055